UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

AMENDMENT NO. 4 TO SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

OneSpan Inc. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share (Title of Class of Securities) 68287N100 (CUSIP Number of Class of Securities)

OneSpan Inc.
Attention: Lara Mataac
General Counsel, Chief Compliance Officer and Corporate Secretary
1 Marina Park Drive, Unit 1410
Boston, Massachusetts 02210
(312) 766-4001
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to: Albert Lung, Esq. Morgan, Lewis & Bockius LLP 1400 Page Mill Road Palo Alto, CA 94304-1124 (650) 843-7263

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) by OneSpan, Inc., a Delaware corporation (the “Company”) on November 13, 2023 (the “Original Schedule TO”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the Commission on December 1, 2023 (“Amendment No. 1”), Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed with the Commission on December 5, 2023 (“Amendment No. 2”) and Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed with the Commission on December 12, 2023 (“Amendment No. 3” and, together with the Original Schedule TO, Amendment No. 1 and Amendment No. 2, the “Schedule TO”) in connection with the offer (the “Offer”) by the Company to purchase for cash up to $20 million in value of shares of its Common Stock, par value $0.001 per share.

The Offer, which expired at 12:00 midnight, New York City time, at the end of the day on December 11, 2023, was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2023, and previously filed as Exhibit (a)(1)(A) to the Original Schedule TO (the “Original Offer to Purchase”), as amended and supplemented by Amendment No. 1 and the Amended Offer to Purchase, dated December 1, 2023 and previously filed as Exhibit (a)(1)(F) to Amendment No. 1 (the “Amended Offer to Purchase”) and Amendment No. 2 and the Further Amended Offer to Purchase, dated December 5, 2023 and previously filed as Exhibit (a)(1)(I) to Amendment No. 2 (the “Further Amended Offer to Purchase” and, together with the Original Offer to Purchase and the Amended Offer to Purchase, the “Offer to Purchase”), and in the related Letter of Transmittal, dated November 13, 2023, a copy of which is filed as Exhibit (a)(1)(B) to the Original Schedule TO (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”).

The purpose of this Amendment No. 4 is to file as an exhibit to the Schedule TO a press release issued by the Company on December 14, 2023 announcing the final results of the Offer.

This Amendment No. 4 is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as specifically provided herein, the information contained in the Schedule TO, the Offer Documents and the other documents that constitute part of the Offer remain unchanged. Only those items amended or supplemented are reported in this Amendment No. 4. This Amendment No. 4 should be read in conjunction with the Schedule TO, the Offer Documents and the other documents that constitute part of the Offer, as amended or supplemented. Every item in the Schedule TO is automatically updated, to the extent such item incorporates by reference any section of the Offer to Purchase that is amended or supplemented therein. All capitalized terms used but not otherwise defined in this Amendment No. 4 have the meanings ascribed to such terms in the Offer to Purchase.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On December 14, 2023, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on December 11, 2023. A copy of such press release is filed as Exhibit (a)(5)(viii) to the Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as set forth below:

“Item 12. Exhibits.

Exhibit No	Description
(a)(1)(A)*	Offer to Purchase, dated November 13, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2023.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2023.
(a)(1)(F)**	Amended Offer to Purchase, dated December 1, 2023.
(a)(1)(G)**	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 1, 2023.
(a)(1)(H)**	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 1, 2023.
(a)(1)(I)***	Further Amended Offer to Purchase, dated December 5, 2023.
(a)(1)(J)***	Further Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 5, 2023.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release announcing the commencement of the Tender Offer, dated November 13, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 13, 2023).
(a)(5)(ii)	Annual Report on Form 10-K for the year ended December 31, 2022 filed on February 28, 2023.
(a)(5)(iii)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on May 4, 2023.
(a)(5)(iv)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed on August 9, 2023.
(a)(5)(v)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed on November 8, 2023.
(a)(5)(vi)	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2023.
(a)(5)(vii)+	Press release announcing the preliminary results of the Tender Offer, dated December 12, 2023.
(a)(5)(viii)++	Press release announcing the final results of the Tender Offer, dated December 14, 2023.
(b)	Not applicable.
(d)(1)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(2)*	Amended and Restated Employment Agreement, dated February 27, 2023, between the Company and Matthew Moynahan.
(d)(3)	Employment Agreement, dated September 6, 2022, between the Company and Jorge Martell (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(4)	Employment Agreement, dated June 13, 2022, between the Company and Lara Mataac (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(5)	2022 Management Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2022).
(d)(6)	OneSpan Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Attachment A to the Company’s Definitive Proxy Statement filed on April 26, 2019).

(d)(7)	One-Time Special Grant Award Agreement, dated November 29, 2021, for Time-Based Restricted Stock Units between the Company and Matthew Moynahan under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(8)	One-Time Special Grant Award Agreement, dated November 29, 2021, for Performance-Based Restricted Stock Units between the Company and Matthew Moynahan under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(9)	Time-Based RSU Agreement, dated February 17, 2022, between the Company and Matthew Moynahan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(10)	Form of Performance-Based RSU Agreement under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(11)	Form of Time-Based RSU Agreement (Executive) under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(12)	Form of Time-Based RSU Agreement (General) under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(13)	Cooperation Agreement, dated May 28, 2021, by and among the Company, Legion Partners, Christopher S. Kiper and Raymond T. White (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 28, 2021).
(d)(14)	Description of 2023 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(d)(15)	Special PSU Agreement, dated March 11, 2023, between the Company and Matthew Moynahan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(d)(16)	Form of 2023 Performance-Based RSU Agreement under the Company's 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(d)(17)	Form of 2023 Time-Based RSU Agreement (General) under the Company's 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(g)	Not applicable.
(h)	Not applicable.
107*	Calculation of Filing Fees.

* Previously filed on November 13, 2023 as an exhibit to the Original Schedule TO.

** Previously filed on December 1, 2023 as an exhibit to Amendment No. 1.

*** Previously filed on December 5, 2023 as an exhibit to Amendment No. 2.

+ Previously filed on December 12, 2023 as an exhibit to Amendment No. 3.

++ Filed herewith.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OneSpan Inc.

		By:	/s/ Lara Mataac
Lara Mataac
General Counsel, Chief Compliance Officer and Corporate Secretary

Date:	December 14, 2023